CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Establishes Job Placement Call Centers in the Philippines

September 20, 2010 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT” or the “Company”) reports that it has devised plans and is establishing a full scale job placement call center in Manila, Philippines.

The call center will be an integral part of CIBT operations to serve its subsidiary schools: CIBT School of Business in China, Sprott-Shaw group of colleges and KGIC international colleges in Canada.  The call center will actively seek out potential employers to showcase the Company's graduating students and match them up with prospective career opportunities.

Call center operators will contact the human resources departments of all multinational companies to ascertain their hiring needs and then follow up with a list of video resumes professionally prepared by CIBT to showcase the Company's graduates.  This is a cost effective way to provide additional value to students studying within the CIBT Group of schools by bridging the gap between the learning and working sectors and making it easier for employers to fulfill their hiring needs.

Our existing campuses in the Philippines will also provide call-center training to our operators, while generating employment opportunities for graduates of our call center operator program.   By utilizing the cost effective labor and resources in the Philippines to create employment opportunities for our graduates in China and North America, we are adding value to our students as well as to our schools across the system.

“As part of our ongoing effort to assist our students in finding jobs post-graduation, the Company is actively investing in infrastructure to fulfill our commitment to being a results-oriented institution”, commented Toby Chu, Vice Chairman and CEO of CIBT. “We feel that by investing in the future of our graduates, we are investing directly into the future of our schools and fulfilling the objective of meeting our students’ needs from ‘Enrollment to Employment’”.

About CIBT Education Group:

CIBT is an education management company with a special focus on the global education market.  It owns and operates a network of business, technical and language colleges, and cooperative joint programs at 68 locations in 18 countries through which it delivers Western and Chinese accredited business and management degree programs, college preparation programs, automotive maintenance programs, IT programs, hotel management and tourism programs, language training and certification programs and career/vocational programs.  Its subsidiaries, CIBT School of Business China, King George International College, King George International Business College, and Sprott-Shaw Colleges, which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China's and Canada’s education sectors.  In addition to its wholly-owned subsidiaries, CIBT is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines and the WyoTech Institute for China.  CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.  In 2008, the Irix Design Group was ranked 15th in the list of biggest ad agencies in Greater Vancouver by the “Business in Vancouver” newspaper.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* ext. 318 Email: info@cibt.net

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